April 27, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Jan Woo, Legal Branch Chief
Jeff Kauten, Attorney-Advisor

Re:         MassRoots, Inc.

Registration Statement on Form S-1

Filed February 14, 2018

File No. 333-223038

Dear Ladies and Gentlemen:

This letter sets forth the responses of MassRoots, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 8, 2018 ("Comment Letter") regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

General

1.	You disclose that you formed MassRoots Blockchain Technologies to explore how blockchain technology may be utilized for your business operations. Please disclose the steps you have taken in your exploration efforts and whether, and if so how, you intend to use the $942,500 you have received from investors pursuant to the SAFT agreements for these efforts. Disclose whether you expect you will need additional funds for your exploration efforts.

Response:

The Company has addressed the foregoing comment in the Registration Statement.

2.	Balance your detailed discussion of how the cannabis industry may use blockchain technology with an equally prominent discussion of your exploration efforts to date.

Response:

The Company has addressed the foregoing comment in the Registration Statement.

3.	Please update your financial statements and related disclosure to comply with the requirements set forth in Rule 8-08 of Regulation S-X.

Response:

The Company has addressed the foregoing comment in the Registration Statement.

4.	Please provide the information required by Item 402 of Regulation S-K for your fiscal year ended December 31, 2017. For guidance, please refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Response:

The Company has addressed the foregoing comment in the Registration Statement.

Sincerely,

MassRoots, Inc.

\s\ Isaac Dietrich

By: Isaac Dietrich

Title: Chief Executive Officer